FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

EMERGING FUELS TECHNOLOGY, INC.

Oklahoma	27-3842479
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

Emerging Fuels Technology, Inc.

6024 S. 116th East Avenue

Tulsa, Oklahoma 74146

(Full mailing address of principal executive offices)

918-286-6802

(Issuer’s telephone number, including area code)

Part 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

EMERGING FUELS TECHNOLOGY, INC.

FINANCIAL STATEMENTS

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

(Expressed in United States Dollars)

EMERGING FUELS TECHNOLOGY, INC.

Balance Sheets

June 30, 2021 (Unaudited) and December 31, 2020 (Audited)

	June 30,	December 30,
	2021	2020
ASSETS

Current assets
Cash	$805,467	$805,095
Accounts receivable, net	60,093	129,891
Inventories	83,936	10,739
Prepaid expenses	9,601	9,559
Total current assets	959,097	955,284

Property and equipment, net	126,063	140,494
Intangible assets, net	176,773	176,205
Other assets	36,403	36,403

Total assets	$1,298,336	$1,308,386

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities
Accounts payable	$202,012	$66,286
Accrued expenses	68,097	59,922
Paycheck protection program loan	172,600	–
Deferred revenue	30,000	–
Total current liabilities	472,709	126,208

Deferred revenue	916,750	605,750
Debt	150,000	150,000

Total liabilities	1,539,459	881,958

Commitments and contingencies
Preferred stock, par value $.000001 per share; 20,000,000 shares authorized; 3,766,588 shares issued and outstanding in 2021 and 2020	3,000,000	3,000,000

Stockholders' equity (deficit)
Common stock, par value $.000001 per share; 80,000,000 shares authorized; 30,073,029 shares issued and 27,352,941 outstanding in 2021 and 2020	32	32
Additional paid in capital	9,323,803	9,323,803
Treasury stock, at cost; 2,720,088 shares in 2021 and 2020	(10,000)	(10,000)
Accumulated deficit	(12,554,958)	(11,887,407)

Total stockholders' equity (deficit)	(3,241,123)	(2,573,572)

Total liabilities and stockholders' equity (deficit)	$1,298,336	$1,308,386

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

Statements of Operations

For the Six Months Ended June 30, 2021 and 2020

	(Unaudited)
	2021	2020
Revenue
Lab and licensing	$465,679	$141,228
Engineering and technical	269,035	106,213
Other	8,444	42,740
Total revenue	743,158	290,181

Lab and Engineering Costs
Payroll and benefits	219,577	212,794
Subcontracted services	207,882	49,990
Gas costs	83,196	93,502
Other	4,633	18,904
Total lab and engineering costs	515,288	375,190

Operating Expenses
Payroll and benefits	300,895	296,760
Contract and professional services	213,127	15,991
Rent	35,260	35,409
Utilities	21,344	19,545
Depreciation and amortization	21,243	20,936
Provision for bad debts	263,310	–
Loss on asset impairment	8,434	–
Other	30,425	36,632
Total operating expenses	894,038	425,273

Loss from Operations	(666,168)	(510,282)

Other Income (Expense)
Other expense	–	(566)
Interest income (expense), net	(1,383)	2,339
Total other income (expense)	(1,383)	1,773

Net loss	$(667,551)	$(508,509)

Net loss per common share - basic	$(0.02)	$(0.02)
Net loss per common share - diluted	$(0.02)	$(0.02)

Weighted average number of common shares outstanding:
Basic	27,352,941	30,073,029
Diluted	27,352,941	30,073,029

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

Statements of Changes in Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2021 and 2020

	Common Shares	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total	Mezzanine Equity

Balances - December 31, 2020	27,352,941	$32	$9,323,803	$(10,000)	$(11,887,407)	$(2,573,572)	$3,000,000

Net Loss for the Six Months Ended June 30, 2021	–	–	–	–	(667,551)	(667,551)	–

Balances - June 30, 2021 (Unaudited)	27,352,941	$32	$9,323,803	$(10,000)	$(12,554,958)	$(3,241,123)	$3,000,000

	Common Shares	Common Stock	Additional Paid-in Capital	Treasury Stock	Accumulated Deficit	Total	Mezzanine Equity

Balances - December 31, 2019	30,073,029	$32	$9,323,803	$–	$(11,037,271)	$(1,713,436)	$3,000,000

Net Loss for the Six Months Ended June 30, 2020	–	–	–	–	(508,509)	(508,509)	–

Balances - June 30, 2020 (Unaudited)	30,073,029	$32	$9,323,803	$–	$(11,545,780)	$(2,221,945)	$3,000,000

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

Statements of Cash Flows

For the Six Months Ended June 30, 2021 and 2020

	(Unaudited)
	2021	2020
Cash Flows From Operating Activities
Net loss	$(667,551)	$(508,509)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Loss on asset impairment	8,434	–
Provision for bad debts	263,310	–
Depreciation and amortization	21,243	20,936
Changes in operating assets and liabilities:
Accounts receivable	(193,512)	1,300,626
Inventories	(73,197)	6,354
Prepaid expenses	(42)	(3,607)
Accounts payable	135,726	(35,566)
Accrued expenses	8,175	4,560
Deferred revenues	341,000	(250)
Net cash provided by (used in) operating activities	(156,414)	784,544

Cash Flows From Investing Activities
Purchase of property and equipment	(405)	(15,765)
Patent and trademark costs	(15,409)	(2,992)
Net cash used in investing activities	(15,814)	(18,757)

Cash Flows From Financing Activities
Proceeds from PPP loan	172,600	177,000
Net cash provided by financing activities	172,600	177,000

Increase in cash	$372	$942,787

Cash and Cash Equivalents-Beginning	$805,095	$280,279

Cash and Cash Equivalents-Ending	$805,467	$1,223,066

Supplemental Disclosures:
Cash paid for interest	$–	$–

See Notes to Financial Statements

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 1	Summary of Significant Accounting Policies

Nature of Business

Emerging Fuels Technology, Inc. (the Company) is a well-established energy technology company with a research and development facility in Tulsa, Oklahoma. The Company has a growing portfolio of 22 granted or pending patents and trademarks with revenue from contract research, license fees and catalyst sales from multiple licensed projects at various stages of development. The Company is focused on using its technology to reduce greenhouse gas emissions and produce low carbon fuels and chemicals.

Subsequent Events

In preparing the financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through December 10, 2021, the date that the financial statements were available to be issued. No other subsequent events other than those disclosed at Note 13.

Basis of Accounting

The Company reports on the accrual basis of accounting which recognizes income when earned and expenses when incurred.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes that it is not exposed to any significant credit risk with respect to cash. The Company also routinely assesses the financial strength of its customers and any associated accounts receivable credit risk exposure and records a reserve if needed.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 1	Summary of Significant Accounting Policies - Continued

Accounts Receivable and Bad Debts

The Company has receivables that arise from its customer agreements. Losses from uncollectible receivables are accrued when it is probable that a receivable is impaired, and the amount of the loss can be reasonably estimated. As of June 30, 2021, management believes that these conditions exist and, as such, an allowance for doubtful accounts has been established in the amount of $263,310. This amount is related to services provided to our licensee in Trinidad and Tobago. During 2021, the licensee’s gas to liquid fuels plant experienced an adverse event during start-up that involved part of the plant not related to our technology license. The plant has been down for repairs and improvements, and it is not clear if sufficient funding will be obtained to resume operations or pay our receivables.

Inventories

Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value. Inventories are comprised of gas and certain catalysts.

Long-Lived Assets

The Company assesses all long-lived assets, including property and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that are considered in deciding when to perform an impairment review include significant under-performance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful life. When retired or otherwise disposed of, the related cost and accumulated depreciation are cleared from the respective accounts and the net difference, less any amount realized from the disposition, is reflected in income.

Depreciation is provided for on the straight-line method over the following estimated useful lives:

Years
Lab Equipment	7
Office Furniture and Equipment	5
Computers	3

Patents and Trademarks

Patents and trademarks are recorded at cost less accumulated amortization and impairment losses. Amortization is charged on a straight-line basis over the lesser of 20 years from the date of filing or 17 years from the date of issuance, which is the estimated useful economic life. Useful lives are reviewed annually and adjusted if appropriate.

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 1	Summary of Significant Accounting Policies - Continued

Income Taxes

Deferred income taxes are provided to reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Tax credits are recognized as a reduction to income taxes in the year the credits are earned.

Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%) that the position would be sustained upon examination based solely on the technical merits of the position. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement.

Stock-Based Compensation

The Company measures compensation cost for stock option awards at fair value and recognizes compensation over the service period for awards expected to vest. The fair value of each option grant is estimated on the date of grant using the Black-Scholes pricing model and straight-line amortization of compensation expense over the requisite service period of the grant. The determination of fair value using the Black-Scholes model requires a number of complex and subjective variables. Key assumptions in the Black-Scholes pricing model include the market value and exercise price of the options, the expected term, expected volatility, the risk-free interest rate, and estimated forfeitures.

Advertising

The Company expenses all advertising costs as incurred.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and debt borrowings approximates fair value due to the nature and maturity of these instruments.

Earnings Per Share

Basic earnings per share is calculated using the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share calculations include any dilutive effect of potential common shares. The computation of diluted earnings per share for the six months ended June 30, 2021 and 2020 excluded the impact of the assumed conversion of the Series A preferred stock, and the assumed exercise of warrants and stock options, because they would have been anti-dilutive. The earnings per share data presented in the statements of operations reflects the effect of a 10,000 to 1 stock split approved in July 2021 (see Note 13).

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 1	Summary of Significant Accounting Policies - Continued

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), which establishes new accounting and disclosure requirements for leases. This ASU requires lessees to classify most leases as either finance or operating leases and to initially recognize a lease liability and right-of-use asset. Entities may elect to account for certain short-term leases (with a term of 12 months or less) using a method similar to the current operating lease model. The statements of operations will include, for finance leases, separate recognition of interest on the lease liability and amortization of the right-of-use asset and for operating leases, a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis. ASU No. 2016-02 is effective for periods beginning after December 15, 2021. The Company is currently assessing the financial impact of this guidance on the consolidated financial statements.

Note 2	Revenue Recognition

The Company generates revenue through contracts in which it (i) sells Fischer-Tropsch catalyst, (ii) provides technology license agreements and (iii) performs lab and engineering services. In general, contracts with the Company provide a license agreement for the use of its intellectual property and catalyst technology, over which the Company holds a significant number of patents. The majority of the Company’s revenue is derived from a small number of significant commercial customers. Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to a customer. Revenue from goods or services is measured as the amount of consideration expected to be received in exchange for the goods and services delivered.

The Company’s licensing agreements provide for the transfer of licensing rights to proprietary technology, which is considered functional intellectual property. The licensing agreements provide for a prepaid royalty along with ongoing royalties based on output. The prepaid royalty is recognized upon execution of the licensing agreement or based on the timeline specified in the agreement. Typically, the licensing agreements contain a process guarantee to the licensee, which provides that the Company guarantees the output of 100% of the plant design capacity as long as the licensee satisfies certain operational requirements. Failure to achieve the guaranteed output may require the Company to repay a portion of the prepaid royalty based on the percent of design capacity achieved. As such, the Company defers recognition of a portion of the prepaid royalty until resolution of the process guarantee. The revenue generated by sales of the catalyst is based on a mark-up of the catalyst costs paid to approved catalyst vendors and recognized as obligations are satisfied by those vendors. Revenue from lab and engineering services is earned on a time and materials or percent complete basis and is recognized as the work is performed. Consideration received prior to satisfying the related performance obligations is recorded as deferred revenue and revenue will be recognized when the obligations have been met.

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 3	Property and Equipment

Property and equipment consisted of the following:

	June 30,	December 31,
	2021	2020

Lab Equipment	$772,035	$771,630
Office Furniture and Equipment	105,896	105,896
Computers	26,353	26,353
	904,284	903,879
Less: Accumulated Depreciation	(778,221)	(763,385)

Property and Equipment, Net	$126,063	$140,494

Depreciation expense amounted to $14,836 and $16,177 for the six months ended June 30, 2021 and 2020, respectively.

Note 4	Intangible Assets

Intangible assets consisted of the following:

	June 30,	December 31,
	2021	2020

Patents and Trademarks	$227,251	$221,344
Less: Accumulated Amortization	(50,478)	(45,139)

Intangible Assets, Net	$176,773	$176,205

Amortization expense amounted to $6,407 and $4,759 for the six months ended June 30, 2021 and 2020, respectively. Amortization expense for each of the next five years will be approximately $12,000. An impairment loss in the amount of $8,434 was recognized in 2021 for unamortized costs associated with the abandonment of a patent project.

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 5	Debt

On September 3, 2020, the Company entered into a loan authorization and agreement in the amount of $150,000 with the United States Small Business Administration (SBA), as lender, pursuant to the SBA’s Economic Injury Disaster Loan (EIDL) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business. Borrowings under this loan bear interest at 3.75% per annum. The loan is secured by a security interest on all of the Company’s assets. Under this loan, the Company is required to make monthly principal and interest payments of $732 commencing September 2022. All remaining principal and accrued interest is due and payable September 2050. The loan may be repaid at any time without penalty.

Estimated maturities on the above obligation as of June 30, 2021 are as follows:

June 30,	2022	$–
	2023	615
	2024	3,225
	2025	3,348
	2026	3,476
	Thereafter	139,336

		$150,000

In response to the potential financial effects resulting from the coronavirus outbreak, the Company applied for a loan through the Paycheck Protection Program (PPP) under the CARES Act. The Company received the loan funding in April 2020 for $177,000. The loan bears interest at a rate of 1% annually. The Company applied for forgiveness of the entire principal amount, plus accrued interest, with the SBA and the SBA granted forgiveness of the loan and all accrued interest in December 2020.

In January 2021, the Company applied for and received a Second Draw PPP loan in the amount of $172,600. Subject to the terms and conditions applicable to loans administered by the SBA under the PPP, as amended by the Paycheck Protection Program Flexibility Act of 2020 enacted on June 5, 2020, the unforgiven portion of the PPP loan is payable over a two-year period at an interest rate of 1% annually, with a deferral of payments of principal, interest, and fees until the date on which the SBA conveys the loan forgiveness determination. In November 2021, the Company applied for forgiveness of the entire principal amount, plus accrued interest, with the SBA.

Note 6	Income Taxes

The Company has temporary differences between book and tax related to depreciation, stock-based compensation, patents and deferred revenue. Additionally, as of December 31, 2020, the Company had federal and state net operating loss carryforwards of approximately $10.2 million to offset future taxable income, which expire beginning in 2031.

The Company has performed the required assessment of positive and negative evidence regarding the realization of deferred tax assets. This assessment included the evaluation of scheduled reversals of deferred income tax assets and liabilities and estimates of projected future taxable income.

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 6	Income Taxes - Continued

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based on the Company’s historical net losses, management did not believe that it was more likely than not that the Company would realize the benefits of these deferred tax assets and, accordingly, a full valuation allowance has been recorded against the deferred tax assets.

The Company files a U.S. federal income tax return for which the statute of limitations remains open for the 2017 tax year and beyond. U.S. state jurisdictions have statutes of limitations ranging from 3 to 6 years.

Note 7	Stock Option Plan

The Company has an equity award plan (the Plan), which allows for the grant of equity-based compensation awards to management, key employees and non-employee directors. Under the Plan, the Company is authorized to grant up to 7,030,000 equity awards. The Company has issued stock options under the Plan which contain certain vesting requirements based on service or the achievement of certain performance goals.

There were no equity awards during the six months ended June 30, 2021 and 2020. There were 1,470,000 stock options outstanding and exercisable as of June 30, 2021 and December 31, 2020.

Note 8	Preferred Stock

The Company entered into a stock purchase agreement dated December 2, 2015, whereby the Company issued 3,766,588.2 shares of Series A Convertible Participating Preferred Stock (Series A Stock), par value $0.000001 per share, for a purchase price of $3,000,000 or $0.796477 per share.

The stock purchase agreement provided that the shareholder shall have the right to require the Company to repurchase all or a portion of its Series A shares at any time on or after the fifth anniversary of the issuance of the shares. This put option originally terminated no later than 10 years after issuance. In May 2021, the stock purchase agreement was amended to change the put option right to any time on or after the seventh anniversary of the issuance of the shares, unless the Company does not complete a funding raise of at least $15 million on or before June 30, 2022 in which case the put option timeframe reverts back to the fifth anniversary. In addition, the term of the put option was extended from 10 years to 12 years after issuance.

12

EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 8	Preferred Stock - Continued

The holders of the Series A Stock are entitled to receive dividends, if and when declared payable. No dividends shall be paid or declared on shares of common stock or any other shares of preferred stock having preferential rights to dividends ranking junior to the rights of the Series A Stock until the holders of shares of Series A Stock have been paid a cumulative per share amount in dividends equal to the original per share purchase price.

In connection with the May 2021 amendment, the Company agreed to pay to the Series A shareholder a dividend of 30% of the unencumbered royalties, as defined. This dividend will cease upon the earlier of the following: (i) payment of cumulative dividends equal to the original purchase price, (ii) the termination of the put option, (iii) the conversion of all Series A shares to shares of common stock.

In the case of liquidation, before any payment is made to the holders of shares of common stock, the holders of shares of the Series A Stock shall be entitled to receive the original per share purchase price less cumulative paid dividends. Any residual assets will be shared ratably between the holders of the Series A Stock, common stockholders and any other series of preferred stock.

The holders of the Series A Stock shall have the right to convert the shares into common stock at a rate of one-to-one.

Holders of the Series A Stock shall be entitled to a Board seat and shall have the right to vote on all matters submitted to a vote of shareholders and shall be entitled to that number of votes equal to the number of shares of common stock into which such holder’s shares of Series A Stock could be converted.

The Series A preferred stock shares are accounted for outside of permanent equity due to the terms of the repurchase provision of the preferred stock.

Note 9	Shareholder Transaction

During 2020, a former shareholder and customer of the Company liquidated its business under Chapter 7 of the U.S. Bankruptcy Code. In connection with this liquidation, in November 2020 the Company repurchased 272 shares of the Company’s common stock held by the former shareholder for a purchase price of $10,000, which was agreed to by the bankruptcy trustee. The stock is held in treasury, with shares presented on the balance sheet and statements of changes in stockholders’ equity (deficit) on a post-split basis and is reported at cost on the balance sheets as of June 30, 2021 and December 31, 2020.

In addition, the Company agreed to take possession of all catalyst owned by the former shareholder and customer and assist with identifying buyers for that catalyst. Upon sale of the catalyst, the Company will share any proceeds remaining, after payments to suppliers, equally with the bankruptcy trustee.

Note 10	Warrants

The Company issued stock purchase warrants to certain shareholders in connection with the sale of common and preferred stock. The warrants entitle the holder to purchase shares of common stock at a price per share specified in the warrant agreement. As of June 30, 2021 and December 31, 2020, warrants to purchase 1,240,000 shares of common stock were outstanding with a weighted-average exercise price per share of $1.30. The warrants expire in 2024.

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EMERGING FUELS TECHNOLOGY, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2021 AND DECEMBER 31, 2020

Note 11	Operating Lease

The Company leases its Tulsa, Oklahoma facility. The lease arrangement was amended effective August 1, 2020 and requires monthly rent payments through July 31, 2023. The Company leased this facility on a month-to-month basis for 2019 and 2020, prior to executing the amendment. In addition, the Company has several other month-to-month leases.

Minimum future annual rental payments due under the operating leases, excluding the month-to-month leases, as of June 30, 2021 are as follows:

June 30,	2022	$65,210
	2023	65,316
	2024	5,443

Total		$135,969

Note 12	Commitments and Contingencies-Legal Items

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Note 13	Subsequent Events

On July 20, 2021, the Company effected a 10,000 to 1 stock split of its common stock and preferred stock. On the effective date of the stock split, (i) each share of common and preferred stock was increased to 10,000 shares; (ii) the number of shares of common stock into which each outstanding warrant or stock option to purchase common stock is exercisable were proportionately increased on a 10,000 to 1 basis; and (iii) the exercise price of each outstanding warrant or option to purchase common stock were proportionately decreased on a 1 to 10,000 basis. All share numbers, share prices, and exercises prices have been adjusted, on a retroactive basis, to reflect this stock split.

On July 20, 2021, the Company approved the following matters: (a) the number of authorized shares of common stock was increased to 110,000,000; (b) the number of authorized shares of preferred stock was increased to 20,000,000; (c) a new class of non-voting common stock was approved with authorized shares equal to 110,000,000; (d) performance-based stock options to acquire 1,200,000 shares of common stock at a per share exercise price of $0.5045 were granted to two members of management.

In August 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which the Company intends to offer up to 20,833,333 shares of common stock at a price of $3.60 per share. The offering commenced on September 17, 2021.

In August 2021, the Company issued $750,000 of convertible notes. The notes are due and payable in full on the first anniversary of the execution date and bear interest at 10% per annum. At any time prior to payment in full of the outstanding principal balance and accrued interest, the holder may convert the principal and interest into shares of non-voting common stock at a conversion price of $0.50 per share. In connection with this issuance, the Company also issued stock warrants to purchase 1,500,000 shares of non-voting common stock at a price of $0.50 per share. The warrants expire ten years from the date of issuance.

On August 2, 2021, the Company’s EIDL loan was modified to increase the borrowings under the loan from $150,000 to $500,000. As a result of this modification, the monthly principal and interest payment was increased to $2,534. All other terms remain unchanged.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tulsa, State of Oklahoma, on December 10, 2021.

EMERGING FUELS TECHNOLOGY, INC.

/s/ Kenneth L. Agee
By Kenneth L. Agee, President

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Kenneth L. Agee
By Kenneth L. Agee, President
Date: December 10, 2021

/s/ Edwin L. Holcomb Jr.
By Edwin L. Holcomb Jr., Chief Accounting Officer and principal financial officer
Date: December 10, 2021